Exhibit 99.5

CHINA COMMERCIAL LAW FIRM

Exchange/+86 755 8302 55555

Fax/+86 755 8302 5058 P.C/518048

https://www.huashanglawyer.com

Add/21-26/F, Hong Kong CTS ToThe PRC Entityr, No.4011, Shennan Boulevard, Futian District, Shenzhen, P.R.C

May 23, 2025

To: ETOILES CAPITAL GROUP CO., LTD

Room 1109, 11/F, Tai Yau Building

No. 181 Johnston Road, Wanchai, Hong Kong

Re:	Certain PRC Law Matters of ETOILES CAPITAL GROUP CO., LTD (the “Company”)

Dear Sirs/Madams,

We are qualified lawyers of the People’s Republic of China (the “PRC”) and as such are qualified to issue this opinion (“Opinion”) with respect to all laws, regulations, statutes, rules, decrees, guidelines, notices, and judicial interpretations and other legislations of the PRC currently in force and publicly available as of the date of this opinion (hereinafter referred to as the “PRC Laws”). For the purpose of this Opinion, the PRC excludes the Hong Kong Special Administrative Region (“Hong Kong”), the Macau Special Administrative Region, and Taiwan.

We are acting as the PRC counsel of the Company (the Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time or the businesses which have since been acquired or carried on by them or, as the case may be, their predecessors, the “Group”) in connection with (a) the proposed public offering (the “Offering”) of ordinary shares of the Company as set forth in the Company’s registration statement on Form F-l, including all amendments or supplements thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “SEC”) in relation to the Offering, and (b) the proposed listing and trading of the Company’s ordinary shares on the National Association of Securities Dealers Automated Quotations (the “NASDAQ”).

For the purpose of giving this Opinion, we have examined the Registration Statement, originals or copies of corporate record, documents and certificates of identification and documents issued by governmental authorities or by officers or representatives of the Company as we have deemed necessary and appropriate as a basis for the opinions hereinafter set forth.

In rendering the opinions expressed below, we have assumed:

(a)	the authenticity of the documents submitted to us as originals and the conformity to the originals of the documents submitted to us as copies;

(b)	the truthfulness, accuracy and completeness of the documents as they were presented to us;

(c)	the documents which have been presented to us remain in full force and effect as of the date of this opinion and have not been revoked, amended, varied or supplemented, except as noted therein;

(d)	in response to our due diligence inquiries, requests and investigation for the purpose of this Opinion, all the relevant information and materials that have been provided to us by the Company, including all factual statements in the documents and all other factual information provided to us by the Company, and the statements made by the Company, are true, accurate, complete and not misleading, and that the Company has not withheld anything that, if disclosed to us, would reasonably cause us to alter this Opinion in whole or in part. Where important facts were not independently established to us, we have relied upon certificates issued by governmental authorities and appropriate representatives of the Company in the course of our inquiry and consultation;

(e)	that all parties to the documents provided to us in connection with this Opinion have the requisite power and authority to enter into, and have duly executed, delivered and/or issued those documents to which they are parties, and have the requisite power and authority to perform their obligations thereunder; and

(f)	with respect to all parties, the due compliance with, and the legality, validity, effectiveness and enforceability under, all laws other than the laws of the PRC.

We do not purport to be experts on and do not purport to be generally familiar with or qualified to express legal opinions on any laws other than the laws of the PRC and accordingly express no legal opinion herein on any laws of any jurisdiction other than the PRC.

Based on the foregoing and subject to the confirmations and qualifications set out below, we are of the opinion that, as of the date hereof, so far as PRC Laws are concerned:

The following terms as used in this Opinion are defined as follows:

“CAC” means the Cyberspace Administration of China;

“CSRC” means the China Securities Regulatory Commission;

“Governmental Agencies” means any national, provincial or local court, governmental agency or body, stock exchange authorities or any other regulator in the PRC;

“Securities Law” means the Securities Law of the People’s Republic of China which was amended on December 28, 2019, and became effective on March 1, 2020, by the Standing Committee of the National People’s Congress;

“Measures” means the Measures for Cybersecurity Review promulgated jointly by the Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, The Ministry of Public Security, the Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration on December 28, 2021, which became effective on February 15, 2022;

“The Trial Measures” means the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies promulgated by CSRC on February 17, 2023, which became effective on March 31, 2023;

“The Confidentiality Provisions” means the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies promulgates jointly by the CRSC, Ministry of Finance of the People’s Republic of China, National Administration of State on February 24, 2023, which became effective on March 31, 2023;

“The PIPL” means the Personal Information Protection Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on August 20, 2021, which became effective on November 1, 2021.

“The DSL” means the Data Security Law of the People’s Republic of China promulgated by Standing Committee of the National People’s Congress on June 10, 2021, which became effective on September 1, 2021;

“PRC Laws” means any and all officially published and publicly available laws, regulations, rules, and regulatory, administrative or other governmental measures, notices or circulars, and Supreme Court judicial interpretation of the PRC currently in force and publicly available in the PRC as of the date hereof;

Application of Article 177 of the PRC Securities Law to this Offering

According to Article 177 of the Securities Law, without the consent of the securities regulatory authority under the State Council and the relevant authorities under the State Council, no entity or individual shall provide documents or materials related to securities business activities to other countries or regions without authorization. In accordance with statutes including the Securities Law, on February 17, 2023, with the approval of the State Council, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On February 24, 2023, the CSRC circulated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality Provisions. The Trial Measures, together with the Confidentiality Provisions, reiterate the supervision principles for regulating the confidentiality related to overseas securities offering and listing activities by domestic companies, either in direct or indirect form. Further, the Confidentiality Provisions provide clearer standards and instructions on the confidentiality and Archives Administration relating to overseas securities offering and listing activities of domestic companies. According to the Confidentiality Provisions, (i) a domestic company that conducts an overseas offering and listing both directly and indirectly should institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations; (ii) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; (iii) where a domestic company, either directly or through its overseas listed entity, intends to publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers and overseas regulatory authorities, any other documents and materials, if leaked, will be detrimental to national security or public interest, it shall strictly fulfil relevant procedures stipulated by applicable national regulations; (iv) where a domestic company, after fulfilling relevant procedures, provides to securities companies, securities service providers and other entities with any documents and materials containing state secrets or working secrets of government agencies, or any other documents and materials which, if leaked, will be detrimental to national security or public interest if leaked, a non-disclosure agreement shall be signed between the provider and receiver of such information; (v) domestic companies, securities companies or securities service providers that discover any leakage or possible leakage of state secrets, working secrets of government agencies or any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall immediately take remedies and report to relevant state organs and units.

As confirmed by the Company: (i) they currently do not have any subsidiary or VIE in the PRC, nor do they currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a VIE structure with any entity in the PRC; (ii) they are not controlled by any PRC entity or individual; (iii) all of their operations are conducted by the operating entity in Hong Kong; (iv) as of date hereof, the Company and its Hong Kong Subsidiaries have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor does it entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (v) they have not employed any PRC citizen; and (vi) their chief executive officer, chief financial officer and all members of the board of directors based in Hong Kong who are not mainland China citizens.

Accordingly, based on the above and to the best of our knowledge, we are of the opinion that Article 177 of the Securities Law and the Confidentiality Provisions do not apply to documents and/or materials submitted to NASDAQ in connection with the Company’s application.

However, as the Securities Law, the Trial Measures and the Confidentiality Provisions were newly published, and due to the lack of further clarifications or detailed rules and regulations, there are still uncertainties as to how the aforementioned rules will be interpreted or implemented and whether the Governmental Agencies may adopt new laws, regulations, rules, or detailed implementation and interpretation and there is no assurance that Governmental Agencies would take the same view as we do.

Application of Article 41 of the Personal Information Protection Law and Article 36 of the Data Security Law to this Offering

Article 41 of the PIPL and Article 36 of the DSL prohibits companies and individuals from providing personal information and data stored within the PRC to foreign judicial or enforcement agencies, without prior approval by the Chinese government.

As confirmed by the Company:(i) as of the date hereof, in connection with this Offering, the Company is a holding company incorporated in the Cayman Islands with an operating subsidiary solely based in Hong Kong, and it does not have any subsidiary or VIE in the PRC or intend to acquire any equity interest in any domestic companies within the PRC;(ii) they are not controlled by any PRC entity or individual; (iii) all of their operations are conducted by the operating entity in Hong Kong and they currently do not have, nor do they plan to have, any investment, such as owning or leasing any asset, in the PRC; (iv) as of date hereof, the Company and its Hong Kong Subsidiaries have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor does it entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (v) the company do not place any reliance on collection and processing of any personal information to maintain the business operation; and (vi) data processed in the business should not have a bearing on national security nor affect or may affect national security; as of the date of this Opinion, the Company has not been involved in any investigations on the PIPL or data security initiated by related governmental regulatory authorities, and the Company have not received any inquiry, notice, warning, or sanction in such respect.

Accordingly, based on the above and to the best of our knowledge, we are of the opinion that，we do not currently expect Article 41 of the PIPL and Article 36 of the DSL to have an impact on the Company’s business, operations or this Offering as we do not believe that the Company is deemed to be a “personal information processor”, “critical infrastructure information operator”, “personal information processor who has a large user base and/or operates complex types of businesses”, or “entrusted party”under the PIPL and the DSL to the Company.

Furthermore, Article 41 of the PIPL and Article 36 of the DSL do not apply to the documents, information and/or materials submitted to Nasdaq in connection with the Company’s application. On the assumption that there would not be any changes to the conditions of the Company as set out in this Opinion once listed, and potentially, Article 41 of the PIPL and Article 36 of the DSL do not apply documents and/or materials requested by NASDAQ from the Company once listed, in connection with NASDAQ’s regulatory responsibilities related to oversight of its issuer companies.

However, as the PIPL and the DSL were newly published, and due to the lack of further clarifications or detailed rules and regulations, there are still uncertainties as to how the aforementioned rules will be interpreted or implemented and whether the Governmental Agencies may adopt new laws, regulations, rules, or detailed implementation and interpretation and there is no assurance that Governmental Agencies would take the same view as we do.

Approval of Cyberspace Administration of China

Pursuant to the Data Security Law, which was promulgated on June 10, 2021 and came into effect on September 1, 2021, any data processing (includes the collection, storage, use, processing, transmission, provision and disclosure of data) activities conducted outside the PRC endanger national security, public interests or the legal rights and interests of any citizen or organization shall be held liable.

If a company harms the national security, public interests, or legitimate rights and interests of citizens and organizations of the PRC during its data processing activities, it may still be subject to legal liability by the relevant Chinese authorities.

The Measures for Cybersecurity Review (2021), which were promulgated on December 28, 2021 and took effect on February 15, 2022, provide that any online platform operators controlling personal information of more than one million users which seeks to list in a foreign country shall conduct a cybersecurity review.

As confirmed by the Company, as of the date of this opinion,

(a)	the Group currently do not have, or intend to have any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in the PRC;

(b)	the Company is not controlled by any PRC entity or individual;

(c)	all of the operations of the Company are conducted by its Hong Kong subsidiaries including Etoiles Consultancy Limited and Etoiles Financial Group Limited operating entities, which currently solely serve the Hong Kong local market;

(d)	the Group currently do not have, or plan to have, any investment plan, such as owning or leasing any asset, in the PRC;

(e)	the Group currently does not employ any PRC natural persons within the PRC;

(f)	none of the revenue of the Group is generated from the PRC;

(g)	the Group currently do not engage in any data processing activities of any PRC individual or within the PRC, nor do the Group entrust or be entrusted by any individual or entity to conduct any data processing activities of any PRC individual or within the PRC, nor do the Group store any data within the PRC;

(h)	the Group are not operators of key information infrastructure;

(i)	the Group currently do not possess personal information on more than one million users in its business operations;

(j)	the Group have not collected or stored any data (including certain personal information) from PRC individuals and /or organizations;

(k)	the Company conducts all of its operations in Hong Kong through its Hong Kong subsidiaries including Etoiles Consultancy Limited and Etoiles Financial Group Limited, and any data collected, stored, or used by the Group do not have a bearing on national security, national economy operation, social stability, public health and security or public interest;

Filing procedure with the CSRC

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC.

In addition, according to the Trial Measures, indirect overseas issuance and listing of domestic enterprises refers to the overseas issuance and listing of enterprises with main business activities in the PRC, in the name of enterprises registered overseas, based on the equity, assets, income or other similar rights and interests of domestic enterprises. At the same time, the Trial Measures further clarify the situation of indirect overseas listing:

(1)	50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and

(2)	The majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of the issuer’s senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China.

The above circumstances must be met simultaneously to be recognized as indirect overseas listing, but it also stipulates that indirect overseas listing should be recognized based on the principle of substance over form.

According to the provisions of the Trial Measures, for those directly listed overseas, the issuer shall file a record with the CSRC. For indirect overseas listing, the issuer shall designate a major domestic operating entity as the domestic responsible person and file with the CSRC.

In addition, the Trial Measures also stipulate that domestic enterprises that fail to fulfill the required filing procedures to the CSRC may be required by the CSRC to make corrections, be given a warning, and be fined between RMB 1 million and RMB 10 million; the CSRC may warn the directly responsible person and impose a fine of not less than RMB 500,000 but not more than RMB 5 million. If the controlling shareholder or actual controller of a domestic enterprise organizes or instigates the prescribed illegal acts, a fine of not less than RMB 1 million but not more than RMB 10 million may be imposed. If the violation of Trial Measures or other laws and administrative regulations is serious, the CSRC may impose a ban on access to the securities market upon relevant responsible persons.

As of the date of this opinion, as confirmed by the Company: (i) the Group currently do not have, nor do they currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a VIE structure with any entity in the PRC; (ii) the Group are not controlled by any PRC entity or individual; (iii) the Group do not have any operation in the PRC, nor do they have any partnership or cooperation with any PRC entity or individual; (iv) the Group currently do not have, nor do they plan to have, any investment, such as owning or leasing any asset, in the PRC; (v) the Group have not employed any PRC natural persons within the PRC; (vi) no revenue of the Group is generated from the PRC; and (vi) none of the senior managers in charge of the business operations and management are citizens of the PRC or domiciled in mainland China.

Given the above confirmations, we are of the opinion that the overseas offering and listing conducted by the Company would not be deemed an indirect overseas offering and listing by a PRC domestic company. The Trial Measures do not apply to the Company, and its listing on NASDAQ does not require to fulfill the filing procedure to the CSRC.

According to Article 26 of the Trial Measures, any domestic entity or individual providing documents and materials requested by an overseas securities regulatory agency out of investigative or evidence collection purposes, shall not provide such information without prior approval from the CSRC and competent authorities under the PRC State Council.

As confirmed by the Company:(i) the Company are headquartered in Hong Kong, with their officers and all members of the board of directors based in Hong Kong or elsewhere who are not mainland China citizens; (ii) the Company do not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (iii) the Company only operate in Hong Kong, all of their revenues and profits are generated by their subsidiaries in Hong Kong, none of their business activities are conducted in mainland China, and the Company has not generated revenues or profits from mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in their audited consolidated financial statements for the same period; (iv) the Company does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China.

Given the above confirmations, we are of the opinion that the Company is not required to submit applications for the approval of the CSRC and Article 26 of the Trial Measures does not apply to the documents, information and/or materials submitted to Nasdaq in connection with the Company’s application. On the assumption that there would not be any changes to the conditions of the Company as set out in this Opinion once listed, and potentially, Article 26 of the Trial Measures does not apply documents and/or materials requested by NASDAQ from the Company once listed, in connection with NASDAQ’s regulatory responsibilities related to oversight of its issuer companies.

Since these statements and regulatory actions by the PRC government are newly published and the relevant provisions in this regulatory regime are evolving, their interpretation, application and enforcement are subject to the relevant laws and regulations then in effect, we cannot assure that the CSRC would not take a view that is contrary to ours.

The Company further confirms that, as of the date of this opinion, the Group have not received any order from any competent PRC authority or any complaint from any citizen or organization claiming that the Group endanger national security, public interests or the legal rights and interests of any citizen and organization, nor received any order from any competent PRC authorities indicating that the Group are in violation with any PRC laws and regulations regarding personal information and data security, or requiring the Group to seek approvals from the CAC, or other competent PRC authorities for the listing on NASDAQ.

Based on the confirmation, we are of the opinion that the Company is not subject to any approvals from the CAC for its listing on NASDAQ.

This Opinion is further subject to the following qualifications:

(a)	we express no opinion as to any laws other than the PRC Laws in force on the date of this Opinion;

(b)	the PRC Laws referred to herein are laws currently in force and there is no guarantee that any of such laws, or the interpretation thereof or enforcement therefor, will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect;

(c)	this Opinion is intended to be used in the context which is specifically referred to herein and each section should be looked on as a whole regarding the same subject matter;

(d)	the PRC legal system regarding data security is still evolving, and there is no assurance that the competent PRC authority would not take a view that is contrary to the above or require the Company to obtain the approval for any data activities that the Company has conducted or would conduct in the foreseeable future; and

(e)	this Opinion is subject to the effects of (i) certain legal or statutory principles affecting the validity and enforceability of contractual rights generally under the concepts of public interest, social ethics, national security, good faith, fair dealing, and applicable statutes of limitation; (ii) any circumstance in connection with formulation, execution or performance of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, coercionary or concealing illegal intentions with a lawful form; (iii) judicial discretion with respect to the availability of indemnifications, remedies or defenses, the calculation of damages, the entitlement to attorney’s fees and other costs, and the waiver of immunity from jurisdiction of any court or from legal process; and (iv) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in the PRC.

This Opinion is delivered in our capacity as the Company’s PRC counsel solely for the purpose of the Offering, and may not be used for any other purpose.

According to the Article 9 of the Measures for the Administration of the Provisions of Securities Legal Services by Law Firms jointly issued by the CSRC and the Ministry of Justice of the PRC, which took effect on December 1, 2023 (the “CSRC Circular”), as the PRC counsel of the Company, we are not permitted to address this Opinion to the underwriters in the Offering. Therefore, this Opinion is addressed solely to the Company and does not constitute advice to the underwriters or its legal counsel in the Offering. It shall not be relied upon by anyone else other than the Company in connection with this Offering. Notwithstanding the foregoing, we hereby consent to the Company delivering this Opinion to the underwriters in the Offering for reference purposes, which consent, however, should not be deemed that we are addressing this Opinion to any person or entity other than the Company.

We hereby consent to the reference to our name under in the Registration Statement if required . In giving such consent, we do not hereby admit that we come within the category of the person whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours sincerely,

/s/ China Commercial Law Firm

China Commercial Law Firm